ENESCO
GROUP, INC.

Keeping Commitments. Shaping Our Future.

2002 ANNUAL REPORT


ENESCO GROUP, INC.

PE
12-31-02

RECD S.E.C.
MAR 1 9 2003
1086

03017154

PROCESSED
MAR 2 0 2003
THOMSON
FINANCIAL

ENESCO® GROUP, INC.

CORPORATE PROFILE A global leader in the gift, collectibles and home décor industries for 45 years, Enesco Group, Inc. offers such notable product lines as *Cherished Teddies, Mary Engelbreit, Border Fine Arts, Lilliput Lane,* and NICI, among others. The company's award winning *Precious Moments* figurine collection is one of the top collectible lines throughout the world.

MISSION STATEMENT To be the number one supplier of gift, collectible and home accessory products by providing unique and highly desirable products, brand support, customer service and enhanced customer profitability.

FINANCIAL HIGHLIGHTS

(In millions, except per share amounts)	2002	2001
Net revenues	$ 254	$ 267
Operating profit (loss)	14	(10)
Income (loss) before taxes and cumulative effect of a change in accounting principle	12	(12)
Cumulative effect of a change in accounting principle, net of income taxes	(29)	–
Net income (loss)	(8)	1
Working capital	76	54
Total assets	180	220
Shareholders' equity	122	126
Per share data:		
Income before cumulative effect of a change in accounting principle - diluted	$ 1.47	$ 0.08
Cumulative effect of a change in accounting principle	$ (2.09)	$ –
Net income (loss) - diluted	$ (0.60)	$ 0.08
Shareholders' equity at December 31	$ 8.76	$ 9.18
Average number of shares – diluted	14.11	13.84
Number of shares outstanding at December 31	13.91	13.77

OPERATING PROFIT (loss)
(In thousands)



25,000
20,000
15,000
10,000
5,000
0
-5,000
-10,000
$ (87)
$ 21,427
$ 6,429
$ (9,548)
$ 13,770
1998
1999
2000
2001
2002

Dear Shareholders:

Nearly two years ago, we set out to create a "new" Enesco – a global organization that is profitable, responsive to the needs of our customers, and positioned to anticipate and capitalize on the opportunities presented by the changing gift, collectible and home décor markets. I'm pleased to report that in 2002 we began to see the impact of our strategic initiatives.

In 2002, Enesco kept its commitments to return to profitability, to diversify its product offerings and channels, and to provide superior customer service. For the year, the Company reported income before the cumulative effect of a change in accounting principle of $20.7 million compared to $1.1 million in 2001. Our efforts to operate more efficiently and reduce expenses resulted in an 18 percent decrease in operating costs in 2002 from the prior year. Our approach to revenue opportunities is working as we continue to extract poor performing products and under performing businesses, replacing them with solid investments.

As anticipated, 2002 total revenue was impacted by the sluggish economy and continued contraction of the specialty retail sector. Although revenue decreased by 5 percent compared to 2001, we are encouraged by the single digit decline in revenues versus the more significant declines during the prior three years. Not only are we working closely with our retail specialty customers to provide products that best address their changing needs, we are embarking on a program to expand our offerings and broaden the distribution channels for Enesco's products beyond retail specialty. One such channel is the mass retail market, which experienced an impressive 17 percent growth in revenue on a year-to-year basis.

KEEPING COMMITMENTS

We said we would return Enesco to profitability, and we did.

On a consolidated basis, operating income for 2002 was up $23.3 million over the previous year. In the U.S., our cost control efforts and the expansion of our distribution channels led to an increase of $17.7 million in operating profit for 2002. Our international subsidiaries, N.C. Cameron and Sons Ltd. operating in Canada and Enesco Limited operating in Europe, produced strong results. N.C. Cameron had a record year, posting a 14 percent increase in top-line revenue and a 40 percent increase in operating profit. Our European subsidiaries nearly doubled their operating profit from a year ago. After focusing for the past two years on increasing operating profit, we are beginning to see the results of our efforts.

Throughout 2002, we evaluated our business practices and took steps to rationalize our cost structure and improve our return on assets. By realigning our business by functions and improving efficiencies, we realized $4 million in annual savings. We now coordinate our product offerings worldwide and take advantage of a global procurement strategy. In addition, we successfully renegotiated the labor contract at our U.S. distribution center, securing a five-year agreement effective through June 2006.

As we focus on improving our return on assets, we have put sourcing and forecasting programs in place to manage inventory, reduce cost of goods sold, streamline processes and reduce redundancies. By more accurately forecasting customer demand and sourcing products more effectively, we improved our return on assets and experienced a 14 percent reduction in inventory levels in the past year.

We've been able to reduce cost of goods sold by renegotiating our procurement agreements with vendors and minimizing add-on charges such as freight expenses. In addition, we successfully renegotiated many of our licensing agreements in 2002, structuring them to benefit Enesco and minimize the impact of fluctuations in consumer demand. We expect to generate savings in excess of $1.5 million annually from the modified agreements.

Finally, we eliminated bank debt, allowing us to allocate capital for future supply chain improvements, new market development, brand development, as well as consider merger and acquisition opportunities. We are proud to say that at the close of 2002, we had $17 million in cash with no debt.

By maintaining a consistent focus on improving our business practices and client services, we have been able to create the beginning of a new Enesco as we promised.

We said we would become a full-line supplier of collectibles, gifts and home décor in order to diversify our business, and we did.

Enesco's objectives in 2002 were to enhance the offerings to specialty retailers, grow the mass market business, and expand our product selection through strategic alliances and licensing agreements. We met those objectives in 2002 with the introduction of several new gift and home décor brands created by Enesco's own internal artists. These product lines provide our customers with innovative, non-figural offerings that are generating excitement at retail. Enesco's new merchandise allows us to provide one-of-a-kind items to our specialty markets and, at the same time, attract new niche retailers, such as dance studios, specialty apparel stores and floral shops.

We also have expanded our product offerings through our strategic alliances and licensing agreements. The partnerships give Enesco enhanced margins because we incur no product development cost. Our alliance with Lamplight Farms, a market leader in natural flame lighting products; NICI, the leading European manufacturer of high-quality plush and fashion accessories; and Publications International, a supplier of innovative stationery products, generated revenue in excess of $4 million in 2002.

In 2002, we sought several new licensing agreements that offered non-figural, multi-format giftware lines that appeal to consumers in specialty retail, mass and niche channels. Noted licenses, such as *Nickelodeon* and *Classic Pooh,* have driven revenue increases to our international subsidiaries this year and are expected to impact the U.S. in 2003. Name brand licenses, such as *Disney* and *John Deere,* include a large portion of our *Everyday Gift* and seasonal programs offered to U.S. mass retailers. Wal*Mart, Shopko, Walgreens and Lowe's are examples of the mass retailers where Enesco seasonal and gift products are now sold.

We said we would re-dedicate ourselves to superior customer service, and we did.

Throughout 2002, Enesco has focused on providing our customers with the best service in the industry. We added more sales representatives to the field this year, which allows us to consult with retail customers more regularly, provide competitive product solutions and better track market trends. Our focus to increase delivery and increase order fulfillment resulted in a 25 percent improvement in timely deliveries. In addition to the positive impact these improvements had on the Company's operating income, it also increased both Enesco's and the retailers' ability to increase inventory turns. Enesco was recognized with awards in 2002 for superior customer service from Target, Lowe's and Figi's. Our Canadian subsidiary was recognized by the Gift & Tabletop Association as the Canadian Supplier of the Year.

SHAPING OUR FUTURE

We begin 2003 with a belief that we have created a new Enesco - a company that is positioned to generate the returns that our shareholders expect. There is still much to accomplish. We know we must continue to address the decline in our collectible figurine business by offering specialty retailers giftware lines that drive consumers to their stores. We know that we must continue to grow our mass, chain-drug and alternative channel business with innovative gift programs based on name brand licenses.

Although we believe we have the formula for continued efficiency and profitability, we know we must continually challenge ourselves to improve performance, and we must welcome change as the mainstay of our culture. We anticipate 2003 to be a year of increased focus on expanding profitability, increasing revenue and increasing shareholder value. Specifically, we plan to:

- Grow retail specialty market share with exclusive and expanded giftware offerings
- Broaden our channels of business by growing mass, chain-drug and alternative markets
- Increase international revenues by securing new distributor agreements, particularly in Asia
- Secure strategic alliance partnerships that complement our mission and augment gross margins
- Seek merger and acquisition opportunities that match our long-term strategic direction
- Continue to drive operating income performance with supply chain improvements and overall cost control

We resolve to achieve our revenue goals by addressing the changes taking place in the marketplace by broadening our distribution channels and expanding Enesco's product offerings. We expect our growth will come from strategic acquisitions, the creation of new and innovative products, additional strategic alliances and licensing agreements with established brands, and the expansion of our business in Asia.

We will maintain a keen focus on our cost structure while continually raising the level of quality service we provide to our customers. Cost savings are expected to continue in our supply chain as a result of business process and workflow improvements.

In closing, the year 2002 focused on keeping our commitments and achieving results. We believe we have built the foundation for our future success – a foundation that consists of a sound vision, a strong commitment to results and a steadfast drive for improved performance.

The coming year holds great significance for Enesco. Not only will we mark the Company's 45th anniversary and the 25th Anniversary of the *Precious Moments* collection, we



expect to see the initial results of our growth initiatives. We believe in our mission and are confident that the strategies dictating our actions will drive long-term success for the Company.

Enesco will continue to be increasingly customer-focused, nimble, and results-oriented. Through our actions, we have the opportunity to lead Enesco and this industry into better and more profitable times.

On behalf of Enesco, I thank our employees for their work and dedication during the past year. I also thank you, our shareholders, for your continued confidence with our strategic vision and the new Enesco.

Sincerely,

Daniel DalleMolle

President and Chief Executive Officer

Shaping Our Future

NEW BRANDS

Enesco is responding to changes in the retail sector by becoming a full-line supplier of gift, collectible and home décor products. To meet retailers' need for new, distinctive products, Enesco is introducing exclusive, one-of-a-kind giftware and home décor statements to the marketplace. The multi-dimensional strategy includes branding internal Enesco artists, attracting top designers in the home décor industry, forming strategic alliances that expand its product offerings, and introducing new giftware brands with proven licenses.

Through Enesco's strategic alliances with NICI, Lamplight Farms and Publications International, the Company effectively has expanded its product offerings with minimal development and inventory costs. In 2003, Enesco has already formed a partnership with Christmas by Krebs Corporation to distribute a select line of high-quality glass ornaments to specialty retailers located in the United States. Given the success of these partnerships, Enesco will pursue additional strategic alliances as a way to complement the Company's current product mix and provide specialty retailers with new offerings, such as jewelry, potpourri, puzzles, gourmet gifts and fragrances.

Enesco expects its newest licensing agreements – including *Children of the Inner Light,* a non-figural, multi-format giftware line, and *The Rosalind Walshe Collection*, a premier occasion-based candle line – will supplement its overall product offerings. Enesco also acquired other name brand licenses in early 2003 such as *Nickelodeon* and renewed our license with *Disney,* adding *The Lion King* and *Winnie the Pooh* to the license. Licensing agreements have driven the revenue increases at our international subsidiaries. The Company expects to continue to generate strong sales from its European subsidiary with its *Border Fine Arts* brand and licenses from *Walt Disney Art Classics, Classic Pooh* and *Pooh & Friends,* as well as its new agreements with *Guinness* and *Beatrix Potter.* N.C. Cameron expects profitable returns on its newest licenses, including *Nickelodeon, Classic Pooh* and *The Simpsons,* as well as from its distributor agreement with *Demdaco.*

Recent name brand licensing agreements include the following properties:

- *Nickelodeon – Rugrats, SpongeBob SquarePants, Jimmy Neutron, Blue's Clues, Dora the Explorer*
- 20th Century Fox – *The Simpsons*
- *Disney – The Lion King, Winnie the Pooh, Lizzie McGuire*
- *Guinness*

NEW MARKETS

To grow the Company's top-line revenue, Enesco will expand its business in the mass, chain-drug, lifestyle and department store channels, as well as open new doors in the niche markets.

Enesco products currently are sold at major retailers, including Wal*Mart, Lowe's, Shopko and CVS. In the past year, Enesco expanded its partnership with many of these retailers beyond its licensed seasonal gift program to include *Everyday Gifts*. Enesco expects to gain additional shelf space for its *Everyday Gift* program in 2003, based on the strong sell-through results experienced in 2002. Projected 2003 revenue of the program, which includes product formats from *Disney, Nickelodeon, John Deere* and *Precious Moments Gift* licenses, will exceed $4 million.

Enesco will continue to offer its exclusive seasonal programs. In 2002, Enesco introduced a collection of illuminated villages and coordinating giftware based on the holiday film classic, *It's A Wonderful Life*. By promoting the statement with a national advertising campaign, Walgreens experienced tremendous consumer response for this one-of-a-kind program. Similar collectible offerings that provide value pricing will be expanded to other major retailers in 2003.

Target Corporation
Vendor Award for Excellence

Lowe's
Top Performer

Figi's
Certificate of Merit

Gift & Tabletop Association
Canadian Supplier of the Year
N.C. Cameron & Sons

Customer Service Recognition

Enesco was recognized with a number of customer service awards in 2002. Target Corporation honored Enesco with their Vendor of the Year award of excellence in their Trim-A-Tree department. The award was given for Enesco's superior flexibility, on-time and complete shipping, sales results and ability to respond quickly. Lowe's, the world's second-largest home improvement retailer, named Enesco as one of their Vendors of the Year, also in their Trim-A-Tree department. The award was given for Enesco's 100 percent on-time delivery rate and 98 percent order fulfillment rate. Figi's, a catalog company, awarded Enesco for its quality, service, delivery, competitive pricing and creativity. Lastly, the Gift & Tabletop Association, which includes all specialty gift retailers in Canada, named N.C. Cameron & Sons, a subsidiary of Enesco, as the Canadian Supplier of the Year.

Enesco is expanding into new markets with targeted product statements specifically for niche retailers. For example, in 2002 Enesco sold its new *It's All About Dance* collection to dance studios nationwide. Enesco currently is offering the *Foundations* line to flower boutiques to be merchandised and sold as part of floral arrangements. The initial response from the niche markets has been positive.



In Europe, Enesco opened a new channel of distribution with catalog stores, which are increasingly more popular with consumers in the U.K. Through this channel, Enesco Limited will expand its distribution for *Demdaco*, a line of collectible and gift angel figurines. Product development for Europe's *Border Fine Arts* collection is being targeted specifically for the catalog stores.

Enesco will focus on niche markets with NICI, the Company's new line of plush characters and coordinating fashion accessories. The NICI statement targets the tween demographic, a new consumer to Enesco. It will be test-marketed in mall kiosks during the first quarter in 2003, with plans for a national roll-out by the end of the year.



25
Precious Moments
by ENESCO

PRECIOUS MOMENTS® 25TH ANNIVERSARY

The year 2003 marks the 25th Anniversary of the *Precious Moments* collection by Enesco. Since 1978, *Precious Moments* not only has grown to be Enesco's top-selling brand of figurines and giftware, but also has become one of the world's most popular lines of collectibles.

To mark the milestone, Enesco unveiled the collection's 25th Anniversary pieces, which included limited edition figurines, ornaments and a plush bear, at a gala celebration for Enesco's retailers in July 2002 at the Dallas Mart Show. Sales of the Anniversary collection have been brisk and are expected to reach $7 million by the end of 2003.

CHERISHED TEDDIES® 10TH ANNIVERSARY

Enesco celebrated the 10th Anniversary of its *Cherished Teddies* collection in 2002, as well as the 100th Anniversary of the Teddy bear.

A single limited edition Anniversary figurine was offered to retailers that sold nearly $500,000 at retail. Enesco had various promotions to publicize the Anniversary, including in-store events, artist tour, Cherished Teddies Day with the Chicago Cubs baseball organization, and collector-only events.

ENESCO® GROUP, INC.

2002 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Enesco Group, Inc.

The following discussion provides more depth on the financial condition and results of operations of Enesco Group, Inc. and subsidiaries ("Enesco"). You will probably find it helpful to have first read the financial statements, accompanying notes and financial highlights of recent years.

RESULTS OF OPERATIONS

2002 Compared to 2001

Net revenues decreased $13 million, or 5%, in 2002 due to lower product sales in the United States. Net sales in the United States decreased 7%, primarily in the traditional collectible, card and gift channels, continuing a trend in recent years. The decrease was due primarily to reduced sales of *Precious Moments, Cherished Teddies* and *Harry Potter* merchandise, partially offset by an increase in home décor merchandise.

Net International sales increased less than 1% in 2002 compared to 2001 and represented approximately 31% of total sales in 2002 compared to 29% of total sales in 2001. Local currency International sales were translated into United States dollars at higher exchange rates in 2002 versus 2001. If the 2002 local currency sales were translated into United States dollars at the 2001 exchange rates, International sales would have been lower by approximately $2.2 million in 2002.

Enesco's *Precious Moments* lines represented approximately 38% of 2002 sales compared to 39% in 2001. The *Cherished Teddies* lines represented 11% of 2002 sales compared to 13% in 2001. The number of members in the *Precious Moments* and *Cherished Teddies* collector clubs were both down approximately 7% at December 31, 2002, compared to December 31, 2001.

As of January 1, 2002, numerous U.S. sales force changes were initiated aimed at improving sales, market penetration and customer service levels. The U.S. employee-based field sales force was increased and their compensation plan was changed to a variable commission-based format from a salary plus bonus format. Additionally, this sales force has been focused to serve only the collectibles, card and gift channels. The U.S. home décor channel is serviced by independent representative selling groups with the capability of reaching customers not currently served by Enesco, along with a team of inside sales executives to manage larger national accounts. Along with these changes in Enesco's U.S. sales force, new domestic programs have been initiated to provide Enesco customers better value, including extended payment terms, more flexible shipping schedules and improved product availability.

Net open orders (backlog) as of December 31, 2002, were $19 million, down approximately $9 million, or 32%, compared to the same period last year. Net open orders are orders received and approved by Enesco, subject to cancellation for various reasons, including credit considerations, product availability and customer requests. The decrease in backlog is primarily due to a change in Enesco's product launch and sales processes. Enesco now introduces products to our U.S. retail customers that we have, or plan to have, in stock throughout the year. Previously, products would be presented to customers primarily at corporate and regional shows and, based on customer response, the products would either be ordered for stock or the customer orders would be cancelled. The previous selling process resulted in higher levels of net new orders and backlog as compared to the current selling process. Consequently, the previous selling process resulted in higher levels of order cancellations and net open orders. We believe the new selling process is more customer friendly and although it results in lower net new orders and backlog, it has also lowered our order cancellation rate.

Gross profit increased $874 thousand, or 1%, in 2002 as compared to 2001. The primary reason for the gross profit increase in 2002 as compared to 2001 was the 2001 non-cash charge of $8.7 million related to the write down of inventory values. Enesco's gross profit margin, expressed as a percentage of net sales, was 42% of sales in 2002 compared to 43% in 2001 (exclusive of the $8.7 million charge in 2001). The 2002 gross profit margin percentage was adversely impacted by increased sales of close-out items written down in the fourth quarter of 2001.

Selling, distribution, general and administrative expenses ("SD&A") decreased $20.5 million, or 18%, in 2002 versus 2001 and represented 37% of sales in 2002 compared to 43% in 2001. Results for 2001 included one-time charges totaling $3.2 million, comprised of $2.3 million for the January 2001 U.S. sales force reorganization (recorded in the first and second quarters of 2001) and $930 thousand for severance provisions ($500 thousand in the second quarter, $360 thousand in the third quarter and $70 thousand in the fourth quarter). The January 2001 U.S. sales force reorganization costs were primarily commissions paid in 2001 to former independent contractors for orders placed before January 1, 2001, but shipped during 2001. Commissions are expensed when orders are shipped. All of the January 2001 sales force reorganization costs were expensed as incurred.

The January 2002 sales force changes (referenced above) relating to the change in compensation structure and addition of U.S. field and home décor sales representatives did not generate any one-time charges. Results for 2002 include one-time charges of $346 thousand for severance provisions.

Exclusive of one-time items, SD&A costs for 2002 were down $17.7 million, or 16%, from 2001. Significant cost reductions were achieved through headcount reductions, less travel, lower showroom rental expense, less bad debt expense and lower catalog printing costs. Additional less significant savings have been achieved in most spending categories. SD&A costs, excluding one-time items, were 37% of sales for 2002, compared to 41% for 2001. Enesco expects to report continued reductions in recurring operating expenses going forward.

In 2002, amortization of goodwill ceased in accordance with FAS 142. Amortization of goodwill was zero in 2002 as compared to $2.0 million 2001.

Due to the factors described above, 2002 operating profit increased $23.3 million compared to 2001. Operating profit in the United States increased $20.0 million and International operating profit increased $3.3 million compared to 2001.

2001 Compared to 2000

Net revenues decreased $57 million, or 18%, in 2001 due to lower product sales in the United States. Net sales in the United States decreased 23%, primarily in the traditional collectible, card and gift channels, continuing a trend in recent years. The biggest single portion of the decrease related to sales of *Harry Potter* merchandise, which were $10 million less in 2001 compared to 2000.

Net International sales decreased 2% in 2001 compared to 2000 and represented approximately 29% of total 2001 sales compared to 24% in 2000. Local currency International sales were translated into United States dollars at lower exchange rates in 2001 versus 2000. If the 2001 local currency sales were translated into United States dollars at the 2000 exchange rates, International sales would have been greater by approximately $3.3 million in 2001.

Enesco's *Precious Moments* lines represented approximately 39% of 2001 sales compared to 38% in 2000. The *Cherished Teddies* lines represented 13% of 2001 sales compared to 14% in 2000. The number of members in the *Precious Moments* collector clubs was down approximately 5% and the number of members in the *Cherished Teddies* collector clubs was down approximately 24% at December 31, 2001, compared to December 31, 2000.

As of January 1, 2001, in the U.S., Enesco began utilizing a salary-based employee sales force, replacing its historical independent contractor sales force for the collectible, card and gift, and home décor channels. Throughout 2001, Enesco serviced these channels with this sales organization but did not achieve the cost efficiencies, market penetration or customer service levels expected.

Net open orders (backlog) as of December 31, 2001, were down approximately $20 million, or 42%, compared to the same period last year. Contributing to this decrease was a decline in orders for *Harry Potter* products in 2001 versus 2000 and cancellation of future orders for *Harry Potter* products in early 2001 after slow sell-through during the 2000 Christmas selling season. Net open orders are orders received and approved by Enesco, subject to cancellation for various reasons, including credit considerations, product availability and customer requests.

Gross profit decreased $33 million, or 24%, in 2001 largely as a result of the sales decrease. Results for 2001 included a non-cash charge of $8.7 million in the fourth quarter to write down inventory values as part of Enesco's product rationalization program. In August, based on a product profitability analysis, we discontinued about 3,000 domestic SKUs. From September through December, we offered these items at a discount to our list price but still above our cost. The resulting sales were less than expected and diverted our sales forces' attention from more profitable sales efforts. The one-time write-down valued these inventories at our expected recovery in the closeout channel where we can liquidate these items much faster, improving our cash flow. The 2000 results included a one-time non-cash charge of $2.9 million recorded in the second quarter related to *Precious Moments* product that was to be used as part of the consideration for the agreement to purchase certain assets of Precious Moments, Inc. The proposed acquisition was terminated and the inventory was written down to reflect market conditions and to preserve collectibility of continuing product lines. Enesco's gross profit margin, expressed as a percentage of net sales, was 43% of sales in 2001 (exclusive of the $8.7 million charge) compared to 43% in 2000 (exclusive of the $2.9 million charge).

Selling, distribution, general and administrative expenses ("SD&A"), decreased $16.0 million, or 12%, in 2001 versus 2000 and represented 43% of sales in 2001 compared to 40% in 2000. Results for 2001 included one-time charges totaling $3.2 million, comprised of $2.3 million for the January 2001 U.S. sales force reorganization (recorded in the first and second quarters) and $930 thousand for severance provisions ($500 thousand in the second quarter, $360 thousand in the third quarter and $70 thousand in the fourth quarter). The January 2001 U.S. sales force reorganization costs were primarily commissions paid in 2001 to former independent contractors for orders placed before January 1, 2001, but shipped during 2001. Commissions are expensed when orders are shipped. All of the January 2001 sales force reorganization costs were expensed as incurred.

The 2000 results included one-time charges of $2.2 million for termination of the Precious Moments acquisition and $2.8 million for executive severance, offset by a gain of $3.0 million on the termination of supplemental retirement plans.

Exclusive of one-time items, SD&A costs for 2001 were down $17.2 million, or 14%, from 2000. The decrease from 2000 reflects numerous cost reductions partially offset by higher domestic bad debt expense early in 2001. SD&A costs, excluding one-time items, were 41% of sales for 2001, compared to 40% for 2000.

Enesco initiated numerous cost savings programs in 2001 aimed at increasing margins, lowering operating costs, and increasing efficiencies including:

- Enesco reduced its U.S. workforce by 14% (120 positions) in May 2001, generating annual savings of approximately $8 million.
- In August 2001, a further domestic workforce reduction eliminated approximately 45 positions generating an additional estimated $3.5 million of annual savings.
- A U.K. manufacturing site was closed in September 2001 eliminating 45 positions, generating annual savings of approximately $700 thousand.
- Enesco restructured its Operations, Marketing and Creative departments generating efficiencies in the supply chain and product development cycle as well as improving customer service.
- Operating costs were more closely scrutinized, unnecessary expenditures were eliminated, and all incremental spending was cost-justified prior to being incurred.

Amortization of goodwill decreased $700 thousand, or 27%, in 2001 versus 2000 due to the completion of an asset's amortization period at the end of 2000.

Due to the factors described above, 2001 operating profit decreased $16.0 million compared to 2000. Operating profit in the United States was down $16.0 million and International operating profit was flat compared to 2000.

Interest Expense, Interest Income and Other Expense, Net

Interest expense of $747 thousand for 2002 was $776 thousand less than 2001 due to lower average borrowings and lower interest rates. Interest income for 2002 is $286 thousand compared to $371 thousand in 2001 due to lower interest rates. Other expense, net, for 2002 is higher by $191 thousand due to increased bank charges and foreign currency losses.

Interest expense for 2001 was lower by $1.7 million, or 52%, from 2000 due to lower average borrowings and lower interest rates. Lower interest income in 2001 was due to a non-recurring $675 thousand second quarter 2000 gain related to an expired warranty term and lower interest rates. Other expense, net, for 2001 was higher due to a non-recurring $625 thousand gain on an expired warranty term recorded in the second quarter of 2000.

Provisions for Income Taxes

The 2002 tax provision includes a $12.9 million benefit, primarily related to prior year tax accruals which were no longer required due to completed tax audits and closed tax years for a number of taxing authorities worldwide. The 2002 effective tax rate (excluding the 2002 $12.9 million benefit) was 34.2% compared to 31.1% in 2001 (excluding a 2001 $9.4 million benefit). The difference from the effective tax rate for 2001 reflects the geographical mix of earnings and the impact of non-deductible goodwill amortization. The effective tax rate differs from the U.S. statutory rate primarily due to the varying tax rates of foreign jurisdictions. Our future effective tax rates could be affected if the mix of earnings change in countries where we have lower statutory rates or if tax laws and regulations change.

The 2001 tax provision included a $9.4 million benefit, primarily related to prior year tax accruals which were no longer required due to completed tax audits and closed tax years for a number of taxing authorities worldwide. The 2001 effective tax rate (excluding the 2001 $9.4 million benefit) was 31.1% compared to 40.0% in 2000 (excluding a 2000 $12 million benefit). The difference from the effective rate for 2000 reflects the geographical mix of earnings and the impact of non-deductible goodwill amortization. The actual effective income tax rates are dependent upon numerous factors and actual effective tax rates may vary from year to year.

Liquidity and Capital Resources

Enesco has historically satisfied its capital requirements with internally generated funds and short-term loans. Cash balances and working capital requirements fluctuate due to operating results, shipping cycles, accounts receivable collections, inventory management and timing of payments, among other factors. Working capital requirements fluctuate during the year and are generally greatest early in the fourth quarter and lowest early in the first quarter. Cash and cash equivalents were $17.4 million on December 31, 2002.

Operating cash flows are a function of our earnings plus non-cash expenses such as depreciation and our ability to manage working capital. Net cash provided by operating activities in 2002 was $18.2 million versus $13.2 million in the prior year. The major sources of funds from changes in working capital include lower accounts receivable and lower inventories. The major uses of funds from operating activities in 2002 were lower accounts payable and lower current income taxes. The lower accounts receivable is a function of faster collections being partially offset by dating programs. To stimulate sales, Enesco began offering domestic dating programs to its retailers in the third quarter of 2001. The marginal impact of the dating programs is that as sales increase, accounts receivable increase and days sales outstanding also increase. Inventory decreased due to efforts to reduce inventory to the level needed to support current sales levels. Accounts payable decreased due to fewer inventory purchases in late 2002 and the seasonality of product purchased. Accrued expenses decreased due to the timing of payments and the impact of lower sales volumes. Current income tax liabilities were reduced by a $12.9 million reversal of prior year accruals, which were no longer required.

The corporate headquarters closing reserve (Note 10 to the Consolidated Financial Statements) at December 31, 2002, totaled $500 thousand, a decrease of $700 thousand from year-end 2001, relating to payments made in 2002. Due to the duration and timing of severance provisions and related benefits, the reserve will not be fully utilized until the first quarter of 2004. The reserve is expected to be utilized as follows: $400 thousand in 2003 and $100 thousand in 2004.

Enesco has filed and continues to file tax returns with a number of taxing authorities worldwide. While we believe such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities often for an extended number of years after the filing dates. Enesco has established accruals for potential tax assessments. These accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Based upon Enesco's current liquid asset position and credit facilities, Enesco believes it has adequate resources to fund any such assessments. To the extent accruals differ from actual assessments or when the open tax years are closed, the accruals are adjusted through the provision for income taxes. In 2002, the adjustment was a tax benefit of $12.9 million. The majority of the open tax years become closed for assessment at the end of December for the particular open year.

The major use of cash in investing activities in 2002 was for capital expenditures. Capital expenditures increased $1.6 million, or 57%, in 2002 as compared to 2001 mainly due to computer hardware and software purchases related to implementation of a new computer system planned in 2003.

The major use of cash in financing activities in 2002 was for the repayment of debt. Enesco did not declare any dividends in 2002. Future dividends and resumption of the stock repurchase program will depend on future financial results. Note 4 to the Consolidated Financial Statements provides a detailed summary of Treasury Stock activity. Enesco has an authorized program to purchase shares of its common stock depending on market and business conditions, and may utilize funds for this purpose in the future. As of December 31, 2002, authorization to purchase one million shares remained available under the program. No shares were purchased in 2001 or 2002.

Enesco has various non-qualified supplemental retirement plans. Benefits from these supplemental plans will be paid from Enesco's assets. Enesco has established grantor trusts to provide assets for some of these non-qualified plans. The assets are subject to the claims of creditors and, therefore, they are not considered plan assets and are excluded from pension computations.

In August 2000, Enesco entered into a $50 million domestic revolving credit facility to replace an expiring revolving credit facility. The credit agreement contains financial and operating covenants including restrictions on incurring indebtedness and liens, selling property, repurchasing Enesco's shares and paying dividends. In addition, Enesco is required to satisfy minimum operating profit, fixed charge coverage ratio and leverage ratio tests at the end of each quarter. The credit agreement, as amended, grants a security interest in Enesco's domestic accounts receivable, inventory and real estate. In May 2002, the credit facility was further amended to extend the termination date to May 2003. Certain financial covenants were also modified. As of December 31, 2002, Enesco was in compliance with all covenants in the revolving credit facility. In January 2003, the security interest in Enesco's inventory was released. The size of the facility remains at $50 million.

Enesco is currently pursuing various options to meet capital and operating needs after the credit agreement expires. Enesco believes it has access to a wide variety of financing arrangements based on our credit rating, historic operating cash flows and modest leverage. Enesco is not aware of any trends, events, demands, commitments or uncertainties which reasonably can be expected to have a material effect on liquidity and the ability to meet anticipated requirements for working capital and capital expenditures. We believe that our current cash and cash equivalents, cash generated from operations, and available financing alternatives will satisfy our expected working capital needs, capital expenditures and other liquidity requirements associated with our existing operations. In addition, there are no transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or requirements for capital resources.

The principal sources of Enesco's liquidity are its available cash balances, cash from operations and available financing alternatives. At December 31, 2002, Enesco had formal and informal unused lines of credit of approximately $63 million. The informal lines are bank lines that have no commitment fees. As of December 31, 2002, Enesco had no interest bearing debt outstanding.

Fluctuations in the value of the U.S. dollar versus international currencies affect the U.S. dollar translation value of international currency denominated balance sheet items. The changes in the balance sheet dollar values due to international currency translation fluctuations are recorded as a component of shareholders' equity.

A summary of significant contractual obligations is as follows (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Short-term borrowings	$ –	$ –	$ –	$ –	$ –
Letters of credit	3,600	3,600	–	–	–
Operating leases	10,200	3,400	5,600	1,200	–
License guarantees	75,800	15,400	45,400	15,000	–
Total Contractual Cash Obligations	$ 89,600	$ 22,400	$ 51,000	$ 16,200	$ –

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for, but not limited to, the accounting for allowances for doubtful accounts and sales returns, inventory valuations, goodwill impairments, contingencies, restructuring costs and other special charges and taxes. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the Consolidated Financial Statements.

The allowance for doubtful accounts is based on our assessments of the collectibility of specific customer accounts and the aging of accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are significantly different than our historical experience, estimates of the recoverability of amounts due could be affected. An allowance for sales returns is established based on historical trends in product returns. If future returns do not reflect historical trends, revenue could be affected.

Inventory purchases and commitments are based on future demand forecasts. If there is a sudden or significant decrease in demand for our products or there is a higher incident of inventory obsolescence because of rapidly changing customer requirements, we may be required to decrease the carrying value of inventory and gross profit could be affected.

Enesco has established accruals for taxes payable and tax assessments. The accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Enesco has filed and continues to file tax returns with a number of taxing authorities worldwide. While Enesco believes such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities often for an extended number of years after the filing dates. To the extent accruals differ from assessments, or when the open tax years are closed, the accruals are adjusted through the provisions for income taxes. The majority of open tax years become closed for assessments at the end of December for the particular open year.

Market Risk

We conduct business globally. Accordingly, our future results could be materially affected by a variety of uncontrollable and changing factors including, among others, foreign currency exchange rates; regulatory, political or economic conditions in a specific country or region; trade protection measures and other regulatory requirements; and shipping disruptions due to war or terrorist activities, natural disasters or other factors. Any or all of these factors could have a material impact on our future results.

As a global concern, we face exposure to movements in foreign currency exchange rates. These exposures may change over time and could have a material impact on our financial results and cash flows. Historically, our primary exposures have related to non dollar-denominated transactions in Canada and Europe, as well as dollar denominated inventory purchases by our International operating units.

At the present time, we hedge only those currency exposures associated with certain assets and liabilities denominated in foreign currencies and periodically will hedge anticipated foreign currency cash flows. The hedging activity undertaken by Enesco is intended to offset the impact of currency fluctuations on certain foreign currency transactions. To manage foreign currency risk, as of December 31, 2002, Enesco had entered into a forward exchange agreement with a notional value of $8.0 million to mature within two days. This contract was to sell U.S. dollars and purchase British pounds sterling at an average exchange rate of 1.60. The fair value of the contract is not significant. As of December 31, 2002, Enesco had no outstanding interest bearing debt.

Recent Accounting Pronouncements

In July 2002, FAS 146, "Accounting For Costs Associated with Exit or Disposal Activities," was issued. This statement revises accounting for specified employee and contract terminations that are part of restructuring activities, but excludes restructuring activities of operations acquired in a business combination. The provisions require that exit or disposal costs be recorded when they are incurred and can be measured at fair value. The provisions of this statement are effective for activities that are initiated after December 31, 2002. The adoption of this statement is not expected to have a material impact on Enesco's financial condition, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 is effective on a prospective basis for qualified guarantees issued or modified after December 31, 2002. The adoption of this Interpretation is not expected to have a material impact on Enesco's financial condition or results of operations.

In December 2002, the FASB issued FAS 148, "Accounting for Stock Based Compensation-Transition and Disclosure-an amendment of FAS 123." This statement amends FAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Enesco has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the estimate of the market value of the Enesco stock at the date of the grant over the amount an employee must pay to acquire the stock. Enesco has adopted the annual disclosure provisions of FAS 148 in its financial reports for the year ending December 31, 2002, and will adopt the interim disclosure provisions for its financial reports for the quarter ended March 31, 2003. As the adoption of this standard involves disclosures only, Enesco does not expect a material impact on its results of operations, financial position or liquidity.

Statement Regarding Forward-Looking Statements

This Annual Report, including all information incorporated by reference into this Annual Report, contains certain forward-looking statements within the meaning of the Federal securities laws. These forward-looking statements may include the words "believe," "expect," "plans" or similar words and are based in part on Enesco's reasonable expectations and are subject to a number of factors and risks, many of which are beyond Enesco's control. Enesco's future results may differ materially from its current results and actual results could differ materially from those projected in the forward-looking statements contained in, and incorporated by reference into, this Annual Report as a result of certain factors including, but not limited to, those set forth in this section. Readers should also carefully review any risk factors described in other documents that we file from time to time with the Securities and Exchange Commission.

These risk factors include:

- Changes in economic conditions and specific market conditions
- Fluctuations in demand for our products
- Manufacturing lead times
- The effects of terrorist activity and armed conflict, such as disruption in global economic activity, changes in logistics and security arrangements
- The timing of orders, timing of shipments and our ability to meet customer demands
- Inventory levels and purchase commitments exceeding requirements based upon future demand forecasts
- Price and product competition in the giftware industry
- The trend toward retail store consolidation in the card and gift channel
- Variations in sales channels, product costs or mix of products sold
- The ability to secure, maintain and renew popular licenses
- The geographical mix of our revenue and the associated impact on gross margin
- Our ability to achieve targeted cost reductions
- Actual events, circumstances, outcomes and amounts differing from judgments, assumptions and estimates used in determining the amounts of certain assets (including the amounts of related allowances), liabilities and other items reflected in our financial statements.

In light of these uncertainties and risks, there can be no assurance that the forward-looking statements in this Annual Report will occur or continue in the future. Except for required filings under the Securities Exchange Act of 1934, Enesco undertakes no obligations to release publicly any revisions to these forward looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONSOLIDATED BALANCE SHEETS

ENESCO GROUP, INC.

December 31, 2002 and 2001

ASSETS

(In thousands)	2002	2001
Current Assets:		
Cash and cash equivalents	$ **17,418**	$ 7,932
Accounts receivable, net	**54,347**	58,582
Inventories	**48,334**	56,437
Prepaid expenses	**2,491**	2,622
Deferred income taxes and taxes receivable	**7,586**	13,052
Total current assets	**130,176**	138,625
Property, Plant and Equipment, at Cost:		
Land and improvements	**3,710**	3,710
Buildings and improvements	**36,058**	34,739
Machinery and equipment	**8,828**	6,603
Office furniture and equipment	**23,862**	22,689
Transportation equipment	**462**	458
	72,920	68,199
Less – accumulated depreciation and amortization	**(46,691)**	(41,617)
Property, plant and equipment, net	**26,229**	26,582
Other Assets:		
Goodwill, net	**–**	33,423
Other	**1,171**	1,141
Deferred income taxes	**22,209**	19,780
Total other assets	**23,380**	54,344
	$ 179,785	$ 219,551

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

(In thousands)	2002	2001
Current Liabilities:		
Notes and loans payable	**$ –**	$ 6,749
Accounts payable	**18,395**	28,345
Federal, state and foreign income taxes	**15,416**	28,713
Accrued expenses –		
Payroll and commissions	**4,412**	3,183
Royalties	**7,911**	5,782
Post-retirement benefits	**2,320**	3,246
Other	**5,623**	8,218
Total current liabilities	**54,077**	84,236
Long-Term Liabilities:		
Post-retirement benefits	**3,092**	3,718
Deferred income taxes	**703**	5,220
Total long-term liabilities	**3,795**	8,938
Commitments and Contingencies (Note 9)		
Shareholders' Equity:		
Common stock, par value $.125		
Authorized 80,000 shares		
Issued 25,228 shares	**3,154**	3,154
Capital in excess of par value	**47,148**	47,847
Retained earnings	**330,368**	338,726
Accumulated other comprehensive loss	**(2,712)**	(5,722)
	377,958	384,005
Less – Shares held in treasury, at cost		
Common stock, 11,319 shares in 2002 and 11,459 shares in 2001	**(256,045)**	(257,628)
Total shareholders' equity	**121,913**	126,377
	$ 179,785	$ 219,551

CONSOLIDATED STATEMENTS OF OPERATIONS

ENESCO GROUP, INC.

For the Years Ended December 31, 2002, 2001 and 2000

(In thousands, except per share amounts)	2002	2001	2000
Net revenues	$ 253,788	$ 267,107	$ 323,800
Cost of sales	146,696	160,889	184,897
Gross profit	107,092	106,218	138,903
Selling, distribution, general and administrative expenses	93,322	113,816	129,816
Amortization of goodwill	–	1,950	2,658
Operating profit (loss)	13,770	(9,548)	6,429
Interest expense	(747)	(1,523)	(3,196)
Interest income	286	371	1,161
Other income (expense), net	(1,533)	(1,342)	759
Income (loss) before income taxes and cumulative effect of a change in accounting principle	11,776	(12,042)	5,153
Income tax benefit	8,897	13,153	9,939
Income before cumulative effect of a change in accounting principle	20,673	1,111	15,092
Cumulative effect of a change in accounting principle, net of income taxes	(29,031)	$ –	$ –
Net income (loss)	$ (8,358)	$ 1,111	$ 15,092
Earnings (Loss) Per Common Share:			
Basic:			
Income before cumulative effect of a change in accounting principle	$ 1.49	$ 0.08	$ 1.11
Cumulative effect of a change in accounting principle, net of tax	$ (2.09)	$ –	$ –
Net income (loss)	$ (0.60)	$ 0.08	$ 1.11
Diluted:			
Income before cumulative effect of a change in accounting principle	$ 1.47	$ 0.08	$ 1.11
Cumulative effect of a change in accounting principle, net of tax	$ (2.09)	$ –	$ –
Net income (loss)	$ (0.60)	$ 0.08	$ 1.11

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

ENESCO GROUP, INC.

For the Years Ended December 31, 2002, 2001 and 2000

(In thousands, except per share amounts)	**2002**	2001	2000
Balance, beginning of year	**$ 338,726**	$ 337,615	$ 326,305
Net income (loss)	**(8,358)**	1,111	15,092
Cash dividends, $.28 per share in 2000	**–**	–	(3,782)
Balance, end of year	**$ 330,368**	$ 338,726	$ 337,615

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

ENESCO GROUP, INC.

For the Years Ended December 31, 2002, 2001 and 2000

(In thousands)	**2002**	2001	2000
Net income (loss)	**$ (8,358)**	$ 1,111	$ 15,092
Other comprehensive income:			
Cumulative translation adjustments (no tax effects)	**3,010**	(1,334)	(1,545)
Total other comprehensive income (loss)	**3,010**	(1,334)	(1,545)
Comprehensive income (loss)	**$ (5,348)**	$ (223)	$ 13,547

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ENESCO GROUP, INC.

For the Years Ended December 31, 2002, 2001 and 2000

(In thousands)	**2002**	2001	2000
Operating Activities:			
Net income (loss)	**$ (8,358)**	$ 1,111	$ 15,092
Cumulative effect of a change in accounting principle, net of taxes	**29,031**	–	–
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization of property, plant and equipment	**5,014**	5,071	5,948
Amortization of goodwill	**–**	1,950	2,658
Deferred income taxes	**1,872**	(8,450)	(1,052)
(Gains) losses on sale of capital assets	**12**	96	24
Changes in assets and liabilities:			
Accounts receivable	**5,141**	13,707	7,182
Inventories	**9,070**	3,479	902
Prepaid expenses	**203**	985	32
Other assets	**1,125**	(194)	5,746
Accounts payable and accrued expenses	**(11,081)**	4,174	(11,127)
Settlement of supplemental retirement plan	**–**	–	(928)
Federal, state and foreign income taxes	**(13,166)**	(6,399)	(8,042)
Long-term post-retirement benefits	**(626)**	(2,347)	(2,538)
Net cash provided by operating activities	**18,237**	13,183	13,897
Investing Activities:			
Purchase of property, plant and equipment	**(4,284)**	(2,729)	(4,794)
Proceeds from sales of property, plant and equipment	**99**	37	48
Net cash used by investing activities	**(4,185)**	(2,692)	(4,746)
Financing Activities:			
Cash dividends	**–**	–	(3,782)
Net issuance (repayment) of notes and loans payable	**(6,858)**	(7,134)	(13,925)
Exercise of stock options	**176**	18	–
Other common stock issuance	**708**	889	1,496
Net cash used by financing activities	**(5,974)**	(6,227)	(16,211)
Effect of exchange rate changes on cash and cash equivalents	**1,408**	(338)	247
Increase (decrease) in cash and cash equivalents	**9,486**	3,926	(6,813)
Cash and cash equivalents, beginning of year	**7,932**	4,006	10,819
Cash and cash equivalents, end of year	**$ 17,418**	$ 7,932	$ 4,006

The accompanying notes are an integral part of these financial statements.

December 31, 2002, 2001 and 2000

1. Accounting Policies:

The accompanying Consolidated Financial Statements include the accounts of Enesco Group, Inc. and subsidiaries ("Enesco"). All significant intercompany transactions have been eliminated in the Consolidated Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management estimates. Actual results could differ from those estimates. Certain reclassifications have been made in the 2001 and 2000 financial statements to conform to the 2002 presentation, including reflection of freight costs billed to customers as revenue and co-op advertising allowances as contra revenue. Enesco's operations, which operate in a single industry segment, design, manufacture (primarily through third parties located in the Pacific Rim) and market a wide variety of licensed and proprietary branded gifts and collectibles to retailers primarily throughout the United States, Canada, Europe and Asia.

Assets and liabilities of Enesco's foreign subsidiaries are translated into U.S. dollars at the exchange rate on the balance sheet date, while statement of income items are translated at average exchange rates for the year. Translation gains and losses are reported as a component of accumulated other comprehensive loss in shareholders' equity. Transaction gains and losses are reported in the consolidated statements of operations.

The carrying amount of cash and cash equivalents and notes and loans payable approximate fair value. Enesco considers all highly liquid securities, including certificates of deposit with maturities of three months or less when purchased, to be cash equivalents.

Advertising costs are expensed in the year incurred. Advertising expense was $495 thousand in 2002, $860 thousand in 2001, and $2.1 million in 2000.

Enesco recognizes revenue when title passes to its customers which generally occurs when merchandise is turned over to the shipper. A provision for anticipated merchandise returns and allowances is recorded based upon historical experience. Amounts billed to customers for shipping and handling are included in revenue. License and royalty fees received by Enesco are recognized as revenue when earned.

Accounts receivable are reported net of allowances for uncollectible accounts and returns and allowances totaling $3.8 million and $4.6 million at December 31, 2002 and 2001 respectively.

Inventories are valued at the lower of cost or market. Cost components include labor, manufacturing overhead and amounts paid to suppliers of materials and products as well as freight and duty costs to import the products. Enesco values all inventories utilizing the first-in, first-out method. Enesco records inventory at the date of taking title, which at certain times during the year results in significant in-transit quantities, as inventory is sourced primarily from China, Taiwan and other Pacific Rim countries.

The major classes of inventories were as follows (in thousands):

	2002	2001
Raw materials	$ **369**	$ 504
Work in process	**58**	68
Finished goods in transit	**2,154**	6,906
Finished goods	**45,753**	48,959
	$ **48,334**	$ 56,437

Concentration of risk for Enesco exists in revenue from major product lines, foreign sources of inventory, market and geographic areas and trade receivables. The majority of product sales are items produced using licensed rights from third parties. The two largest licensed lines represented approximately 49% of total sales for 2002, 52% of total sales for 2001 and 52% of total sales for 2000. Extended credit terms are offered to customers. Enesco continually monitors and manages the risks associated with all these activities.

Depreciation is provided over the estimated useful lives of the assets utilizing straight-line and declining balance methods.

The methods of depreciation for financial statement and income tax purposes differ in some circumstances, resulting in deferred income taxes.

The estimated useful lives of the various classes of assets are:

	Range in Years
Land improvements	10-15
Buildings and improvements	15-40
Machinery and equipment	5-12
Office furniture and equipment	5-10
Transportation equipment	3-8

On January 1, 2002, Enesco adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." In accordance with FAS 142, Enesco ceased amortizing goodwill upon adoption. Historically, Enesco classified amortization of goodwill as a non-operating expense. Amortization is now classified as an operating expense. All periods presented have been reclassified to conform with the current presentation.

The adoption of FAS 142 also required the performance of a goodwill impairment test as of January 1, 2002. The test for goodwill impairment involved a two step process. The first step, which was completed in the second quarter of 2002, compared the fair value of each reporting unit to its carrying amount. The second step was completed in the third quarter of 2002. Since the fair value of each reporting unit was less than its carrying amount, the amount of the impairment loss was measured by comparing the implied fair value of goodwill to its carrying amount. Since the carrying amount of goodwill at each reporting unit exceeded its implied fair value, an impairment loss equal to that excess was recorded. The total goodwill carrying value of $33.4 million was determined to be fully impaired. As of January 1, 2002, a charge of $29.0 million was recorded as the cumulative effect of a change in accounting principle, net of income tax benefits of $4.4 million, in the Statement of Operations for the year ended December 31, 2002.

In accordance with FAS 142, 2001 and 2000 results have not been restated for the effects of ceasing goodwill amortization. Had goodwill amortization been discontinued effective January 1, 2000, net income (loss) and earnings (loss) per common share would have been as follows (in thousands, except per share data):

	Year Ended December 31		
	2002	2001	2000
Net income (loss):			
As reported	**$ (8,358)**	$ 1,111	$ 15,092
Goodwill amortization, net of income taxes	–	1,679	2,409
As adjusted	**$ (8,358)**	$ 2,790	$ 17,501
Earning (loss) per common share – basic:			
As reported	**$ (0.60)**	$ 0.08	$ 1.11
Goodwill amortization, net of income taxes	–	0.12	0.18
As adjusted	**$ (0.60)**	$ 0.20	$ 1.29
Earnings (loss) per common share – diluted:			
As reported	**$ (0.60)**	$ 0.08	$ 1.11
Goodwill amortization, net of income taxes	–	0.12	0.17
As adjusted	**$ (0.60)**	$ 0.20	$ 1.28

Enesco has established accruals for taxes payable and potential tax assessments. The accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Enesco has filed and continues to file tax returns with a number of taxing authorities worldwide. While Enesco believes such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities, often for an extended number of years after the filing dates. To the extent accruals differ from assessments, or when the open tax years are closed, the accruals are adjusted through the provision for income taxes. The majority of open tax years become closed for assessments at the end of December for the particular open year.

Basic earnings per common share are based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, the dilutive effect of common share equivalents during the year.

Common share equivalents represent dilutive stock options and warrants using the treasury stock method. The number of shares used in the earnings per common share computation for 2002, 2001 and 2000 were as follows (in thousands):

	2002	2001	2000
Basic			
Average common shares outstanding	**13,854**	13,708	13,562
Diluted			
Stock options and warrants	**256**	128	74
Average shares – diluted	**14,110**	13,836	13,636

Additional options to purchase 1.4 million, 1.9 million and 2.5 million shares were outstanding during 2002, 2001 and 2000, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

At December 31, 2002, the Company has six stock-based employee compensation plans, which are described more fully in Note 4, Shareholders' Equity. The Company accounts for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	Year Ended December 31		
	2002	2001	2000
Net income (loss) as reported	**$ (8,358)**	$ 1,111	$ 15,092
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(1,206)**	(1,008)	(818)
Pro forma net income (loss)	**$ (9,564)**	$ 103	$ 14,274
Earnings (loss) per share:			
Basic and diluted – as reported	**$ (0.60)**	$ 0.08	$ 1.11
Basic and diluted – pro forma	**$ (0.69)**	$ 0.01	$ 1.05

2. Notes and Loans Payable:

Notes and loans payable and weighted-average interest rates at December 31, 2002 and 2001 were as follows (in thousands):

	2002		2001	
	Balance	**Interest Rate**	Balance	Interest Rate
Notes under committed bank lines	**$ –**	**–**	$ 6,749	3.6%

Total interest paid was $772 thousand in 2002, $1.7 million in 2001 and $3.3 million in 2000.

In August 2000, Enesco entered into a $50 million revolving credit facility to replace an expiring revolving credit facility. The credit agreement contains financial and operating covenants including restrictions on incurring indebtedness and liens, selling property, repurchasing Enesco's shares and paying dividends. In addition, Enesco is required to satisfy fixed charge coverage ratio and leverage ratio tests at the end of each quarter. The credit agreement, as amended, grants a security interest in Enesco's domestic accounts receivable, inventory and real estate. In January 2003, the security interest in Enesco's domestic inventory was released. The credit agreement is scheduled to expire in May 2003. Enesco is pursuing various options to meet capital and operating needs after the current arrangement expires. As of December 31, 2002, Enesco was in compliance with all covenants under the revolving credit agreement. At December 31, 2002, Enesco had formal and informal unused lines of credit of approximately $63 million. The informal lines are bank lines that have no commitment fees.

3. Employee Benefit Plans:

Long-term post-retirement benefits at December 31, 2002 and 2001 were as follows (in thousands):

	2002	2001
Post-retirement benefits	**$ 1,623**	$ 1,648
Corporate headquarters closing	**40**	493
Supplemental 401(k)	**923**	882
Deferred compensation/severance	**506**	695
Balance sheet total	**$ 3,092**	$ 3,718

Enesco has established grantor trusts to fund its non-qualified supplemental retirement plans. The trusts are irrevocable and assets contributed are subject to the claims of creditors and, therefore, are not considered plan assets reportable as a funding component under paragraph 19 of FAS 87. The assets held in these trusts at December 31, 2002 and 2001 are accounted for at market value and amounted to $900 thousand at the end of each year. These assets are included in other assets in the accompanying consolidated balance sheets. During 2000, Enesco made lump-sum payments of $17 million and recognized a $3 million settlement gain on the termination of various non-qualified supplemental retirement plans from a grantor trust.

The following table summarizes the components of net periodic benefit costs (in thousands):

	2002	2001	2000
Components of Net Periodic Benefit Cost:			
Service cost	$ –	$ –	$ –
Interest cost	–	–	410
	–	–	410
Additional FAS 88 (gain) recognized due to settlement/actuarial (gain)	–	–	(3,046)
Net periodic benefit cost (income)	$ –	$ –	$ (2,636)

Enesco had sponsored a defined benefit post-retirement health care and life insurance plan. Employees became eligible for the benefits under this plan when they reached allowable retirement age while working for Enesco. Those benefits are provided principally through insurance companies whose premiums are based on the anticipated benefits to be paid. The total costs for such retired employee benefits were principally accrued during their employment. All of the benefits for these plans are vested and all the participants are former employees. The benefits to participants are either fixed dollar amounts per year or a percentage of insurance premiums paid per year.

The following table sets forth the funded status of the plan included in Enesco's consolidated balance sheets at December 31, 2002 and 2001 (in thousands):

	2002	2001
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 1,648	$ 2,308
Service cost	–	–
Interest cost	80	82
Actuarial loss (gain)	148	(646)
Benefits paid	(135)	(96)
Benefit obligation at end of year	$ 1,741	$ 1,648
Funded Status:		
(Accrued) benefit cost	$ (1,741)	$ (1,648)

Net periodic post-retirement benefit expense includes the following components (in thousands):

	2002	2001	2000
Service cost	$ –	$ –	$ 393
Interest cost	80	82	115
Recognized actuarial loss (gain)	148	(646)	(1,094)
Net period benefit cost (income)	$ 228	$ (564)	$ (586)

A 15% annual rate of increase in per capita cost of covered health care benefits was assumed for periods after December 31, 2002. Participants with fixed dollar benefits are included at actual cost. Increasing the assumed health care expense trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 31, 2002, by $56 thousand and the interest cost components of the net post-retirement benefit expense for the year then ended by $11 thousand. The weighted-average discount rate used in determining the accumulated post-retirement benefit was 5%.

In addition, certain subsidiaries have established funded profit sharing and defined contribution retirement plans. Total consolidated pension, profit sharing and retirement plan expense amounted to $2.0 million in 2002, $2.3 million in 2001 and $2.1 million in 2000.

4. Shareholders' Equity:

Pursuant to action by Enesco's Board of Directors (the "Board") on July 22, 1998, effective with the expiration on September 19, 1998 of the stock purchase rights then existing under Enesco's Stockholder Rights Plan, one new right for each outstanding share of Enesco's common stock was issued (a "New Right") under a Renewed Rights Agreement. Each New Right initially represents the right to purchase one share of common stock for $125. The New Rights will only become exercisable, or separately transferable, promptly after Enesco announces that a person has acquired or tendered for 15% or more, or promptly after a tender offer commences that could result in ownership of 15% or more, of the common stock then outstanding.

If the New Rights become exercisable after any person acquired or tenders for 15% or more of the common stock then outstanding (except through an offer for all common stock that has been approved by the Board), each New Right not owned by that person or related parties will enable its holder to purchase, at the New Right's exercise price, common stock (or other securities or assets, or a combination thereof) having double the value of the exercise price. In the event of certain merger or asset sale transactions with another party, similar terms would apply to the purchase of that party's common stock.

The New Rights, which have no voting power, expire on July 22, 2008, subject to extension. Upon approval by the Board, the New Rights may be redeemed for $.01 each under certain conditions.

In 1996, the shareholders approved a Stock Option Plan previously adopted by the Board of Directors, which provides for both incentive and non-qualified stock options. Options for up to 1.5 million shares of common stock may be granted under the 1996 Plan. The 1996 Plan, as amended by the Board in 1998, provides that non-qualified options for 1,500 shares of common stock be granted annually to each non-employee Director then serving. Enesco also has 1991 and 1984 Stock Option Plans, which provide for both incentive and non-qualified stock options, under which options for up to 2 million and 3 million shares of common stock, respectively, could be granted. No further options may be granted under the 1984 and 1991 Plans. All three Plans provide for the granting to selected key employees, and non-employee Directors in the case of the 1996 and 1991 Plans, of options to acquire shares of common stock at a price not less than their fair market value at the time of grant.

Other option terms are determined at the time of grant, but normally under the 1984 and 1991 Plans, options have been exercisable only after a one-year waiting period with vesting in four equal annual installments, and expire 10 years from the date of grant. Under the 1996 Plan, options become exercisable only after a six-month waiting period and upon Enesco's achievement of certain stock value performance criteria at any time during the first eight years after the date of the grant. On the eighth anniversary of the grant, all outstanding options granted under the 1996 Plan will become exercisable. Options granted under the 1996 Plan will expire 10 years from the date of grant.

In 1998, the Board approved a special 1998 Chairman Stock Option Plan which provided for a one-time grant of 14,000 non-qualified stock options to Enesco's Chairman of the Board. The options become exercisable six months from date of grant and expire 10 years from the date of grant. In 1993 and 1997, the Board approved a Special Interim Chief Executive Officer Stock Option Plan and a 1997 President and Chief Executive Officer Stock Option Plan, respectively, which provided for special grants of non-qualified stock options to Enesco's then Chief Executive Officer. The 1993 options vested fully in increments of 10,000 shares during each of the three months in which he served in that capacity. The 1997 grant of 100,000 options vested fully in increments of 12,500 shares each month from November 1997 through June 1998. Both the 1993 and 1997 options become exercisable six months from the date of grant and expire 10 years from the date of grant.

At December 31, 2002, Enesco had six stock-based compensation (fixed option) plans, which are described above. Enesco applies the intrinsic value-based method allowed under APB Opinion No. 25 and related interpretations in accounting for its fixed stock option plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for option grants since 1994 under Enesco's six stock-based compensation plans been determined by applying the fair value based method provided for in FAS 123, Enesco's net income (loss) and earnings (loss) per common share for 2002,

2001 and 2000 would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

		2002	2001	2000
Net income (loss)	As reported	**$ (8,358)**	$ 1,111	$ 15,092
	Pro forma	**$ (9,564)**	$ 103	$ 14,274
Earnings (loss) per common share diluted	As reported	**$ (0.60)**	$ 0.08	$ 1.11
	Pro forma	**$ (0.69)**	$ 0.01	$ 1.05

The options granted in 2002, 2001 and 2000 were under the 1996 Plan and the 1991 Plan. The fair value of each option grant in 2002, 2001 and 2000 was estimated at the time of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000
Dividend yield yearly	**0.0%**	0.0%	7.6%
Expected volatility	**70.0%**	85.0%	65.0%
Risk-free interest rate	**4.9%**	4.4%	6.4%
Expected life (years)	**8.0**	6.0	5.0
Weighted-average grant-date fair value of options granted during the year, per share	**$ 5.20**	$ 4.13	$ 1.73

Stock option status and activity under Enesco's six stock-based compensation (fixed option) plans is summarized as follows:

Fixed Options	**Shares (000s)**	**Weighted-Average Exercise Price**
Outstanding at December 31, 1999	3,318	$ 28.07
Granted	636	4.87
Forfeited	(1,152)	27.70
Outstanding at December 31, 2000	2,802	22.95
Granted	826	5.58
Exercised	(4)	4.81
Forfeited	(778)	17.58
Outstanding at December 31, 2001	2,846	19.41
Granted	**448**	**7.04**
Exercised	**(36)**	**4.88**
Forfeited	**(522)**	**25.98**
Outstanding at December 31, 2002	**2,736**	**$ 16.32**

Fixed Options	**2002 Shares (000s)**	**2001 Shares (000s)**	**2000 Shares (000s)**
Options exercisable at year end	**1,301**	1,301	1,535

A summary of information regarding fixed stock options outstanding at December 31, 2002, is as follows:

Range of Exercise Prices	**Number Outstanding at 12/31/02 (000s)**	**Weighted-Average Remaining Contractual Life**	**Weighted-Average Exercise Price**	**Number Exercisable at 12/31/02 (000s)**	**Weighted-Average Exercise Price**
$ 4 to $ 15	1,324	8	$ 6.05	468	$ 5.48
$ 15 to $ 26	438	6	$ 17.05	216	$ 17.10
$ 26 to $ 36	974	3	$ 29.95	617	$ 30.38
$ 4 to $ 36	2,736	6	$ 16.32	1,301	$ 19.21

An analysis of treasury stock transactions for the years ended December 31, 2002, 2001 and 2000 is as follows (in thousands):

	Common Stock	
	Shares	**Cost**
Balance at December 31, 1999	11,753	$ 260,938
Issue of PAYSOP shares	(16)	(179)
Investment Savings Plan – 401(k) issues	(69)	(780)
Non-Employee Director Stock Plan issues	(52)	(580)
Balance at December 31, 2000	11,616	259,399
Exercise of Stock Options	(4)	(42)
Issue of PAYSOP shares	(17)	(190)
Investment Savings Plan – 401(k) issues	(85)	(957)
Non-Employee Director Stock Plan issues	(51)	(582)
Balance at December 31, 2001	11,459	257,628
Exercise of Stock Options	**(36)**	**(409)**
Issue of PAYSOP shares	**(21)**	**(236)**
Investment Savings Plan – 401(k) issues	**(64)**	**(719)**
Non-Employee Director Stock Plan issues	**(19)**	**(219)**
Balance at December 31, 2002	**11,319**	**$ 256,045**

In 1985, Enesco approved a Payroll-Based Stock Ownership Plan ("PAYSOP") which provides common stock to eligible employees and allows Enesco a federal income tax deduction equal to the market value of the issued stock. The PAYSOP Plan was merged into the retirement plan on January 1, 2000.

In 1987, Enesco introduced an Investment Savings Plan in accordance with Section 401(k) of the Internal Revenue Code. One of the features of this retirement savings plan provides common stock to eligible employees and allows Enesco a Federal income tax deduction equal to the market value of the issued stock. Compensation expense for common stock issued was $435 thousand for 2002, $481 thousand for 2001 and $412 thousand for 2000.

The Non-Employee Director Stock Plan allows for an annual retainer of 950 shares of common stock and an additional amount of common stock worth $15 thousand per annum valued as of the day following the annual meeting for each non-employee Director who is not the Chairman of the Board. Compensation expense for common stock issued to non-employee Directors was $137 thousand for 2002, $297 thousand for 2001 and $102 thousand for 2000.

An analysis of the changes in capital in excess of par value for the years ended December 31, 2002 and 2001 is as follows (in thousands):

	Increase / (Decrease)	
	2002	2001
PAYSOP	**$ (100)**	$ (80)
401(k) plan	**(284)**	(476)
Non-employee director	**(82)**	(285)
Exercise of stock options	**(232)**	(23)
Total	**$ (698)**	$ (864)

Other comprehensive income or loss consists only of cumulative foreign currency translation adjustments.

On June 28, 2000, Enesco entered into a licensing agreement with Time Warner Entertainment Company, LP. Pursuant to this agreement, Enesco issued Time Warner a warrant to purchase 200,000 shares of Enesco's common stock at an exercise price of $4.375 per share. This warrant expires June 27, 2005, subject to certain extensions. The warrant's fair value of $529 thousand, which was included in capital in excess of par value, was determined using the Black-Scholes pricing model, assuming an expected life of five years, a dividend yield of 0%, a risk-free interest rate of 6.789% and a volatility factor of 64%. The fair value of the warrant was amortized as a component of royalty expense in cost of sales over the term of the licensing agreement.

5. Geographic Operating Segments (in thousands):

Enesco operates in one industry segment, giftware and collectible sales at wholesale, predominately in two major geographic areas (United States and International).

Geographic Areas	2002	2001	2000
Net Sales			
United States	$ 177,757	$ 191,399	$ 246,868
United States inter-company	(1,969)	(1,984)	(2,014)
International	78,704	78,389	79,968
International inter-company	(704)	(697)	(1,022)
Total consolidated	$ 253,788	$ 267,107	$ 323,800
Operating Profit (Loss)			
United States	$ 4,927	$ (14,925)	$ 921
International	8,843	5,377	5,508
Total consolidated	$ 13,770	$ (9,548)	$ 6,429
Long-lived Assets			
United States			
Property, Plant & Equipment, net	$ 21,354	$ 21,512	$ 23,238
Other Assets	23,038	40,666	34,232
Total United States	44,392	62,178	57,470
International			
Property, Plant & Equipment, net	4,875	5,070	6,011
Other Assets	57	13,678	14,843
Total International	4,932	18,748	20,854
Total consolidated	$ 49,324	$ 80,926	$ 78,324
Capital Expenditures			
United States	$ 3,323	$ 1,880	$ 3,723
International	961	849	1,071
Total consolidated	$ 4,284	$ 2,729	$ 4,794
Depreciation and Amortization			
United States	$ 3,481	$ 4,707	$ 6,065
International	1,533	2,314	2,541
Total consolidated	$ 5,014	$ 7,021	$ 8,606

Total sales in the United Kingdom for 2002, 2001 and 2000 were $45.1 million, $45.3 million and $44.9 million, respectively. Total long-lived assets in the United Kingdom at December 31, 2002, 2001 and 2000 were $3.7 million, $14.5 million and $15.9 million, respectively.

Transfers between geographic areas are made at the market value of the merchandise transferred. No single customer accounted for 10% or more of consolidated net sales. Export sales to foreign unaffiliated customers represent less than 10% of consolidated net sales.

6. Income Taxes:

The domestic and foreign components of the current and deferred income tax assets and liabilities consist of the following (in thousands):

Current Deferred Tax Assets	2002	2001
Federal—		
Inventory	$ 1,522	$ 4,054
Bad debt reserve	491	654
NOL carryforward	932	1,402
Returns and allowances reserve	300	442
Other items, net	1,293	1,149
State—		
Inventory	381	1,013
Bad debt reserve	123	164
NOL carryforward	233	350
Returns and allowances reserve	75	110
Other items, net	264	288
Foreign—		
Other items, net	732	1,088
Total Current Deferred Tax Assets	$ 6,346	$ 10,714
Non-Current Deferred Tax Assets		
Federal—		
NOL carryforward	$ 16,033	$ 13,849
Post-retirement benefits	962	1,190
Other items, net	36	-
State—		
NOL carryforward	4,008	3,462
Post-retirement benefits	240	298
Other items, net	9	-
Foreign—		
Other items, net	921	981
Total Non-Current Deferred Tax Assets	$ 22,209	$ 19,780
Deferred Tax Liabilities		
Federal—		
Acquisition step-up amortization adjustment	$ -	$ 3,558
Accelerated depreciation	542	598
State—		
Acquisition step-up amortization adjustment	-	890
Accelerated depreciation	135	149
Foreign—		
Other items, net	26	25
Total Deferred Tax Liabilities	$ 703	$ 5,220

The United States net deferred tax assets are expected to become realizable in future years with future United States taxable income exclusive of reversing temporary differences, consistent with Enesco's history. The United States NOL carryforwards expire in 2020, 2021 and 2022.

The domestic and foreign components of income (loss) before income taxes and cumulative effect of a change in accounting principle are as follows (in thousands):

	2002	2001	2000
Domestic	**$ (8,301)**	$ (27,669)	$ (7,817)
Foreign	**20,077**	15,627	12,970
	$ 11,776	$ (12,042)	$ 5,153

The provision for (benefit from) income taxes consists of the following (in thousands):

	2002	2001	2000
Currently Payable:			
United States Federal	**$ (9,583)**	$ (9,881)	$ (12,528)
United States State	**(4,669)**	1,210	(461)
Foreign	**3,483**	(326)	1,998
	(10,769)	(8,997)	(10,991)
Deferred:			
United States Federal	**1,164**	(4,110)	1,834
United States State	**291**	(1,027)	(590)
Foreign	**417**	981	(192)
	1,872	(4,156)	1,052
	$ (8,897)	$ (13,153)	$ (9,939)

A reconciliation of the total effective income tax rate to the statutory Federal income tax rate is as follows:

	2002	2001	2000
Statutory income tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal income tax effect	**(4.5)**	(2.8)	(13.3)
Impact of foreign tax rates and credits	**1.3**	(5.8)	1.1
Impact of nondeductible expenses	**2.4**	4.7	17.2
Subtotal effective income tax rate	**34.2%**	31.1%	40.0%
Prior year tax benefit	**(109.8)**	78.1	(232.9)
Total effective income tax rate	**75.6%**	109.2%	(192.9%)

The 2002 benefit of $12.9 million, the 2001 benefit of $9.4 million and the 2000 benefit of $12.0 million relate primarily to prior year accruals which were no longer required due primarily to completed tax audits and closed tax years for a number of taxing authorities worldwide. An income tax benefit of $4.4 million was recorded as a component of the cumulative effect of a change in accounting principle in the Statement of Operations for the year ended December 31, 2002.

Enesco made income tax payments of $1.5 million in 2002, $2.1 million in 2001 and $2.0 million in 2000.

7. Other Income (Expense), Net:

Other income (expense), net consists of the following (in thousands):

	2002	2001	2000
Foreign currency (loss)	**$ (16)**	$ (12)	$ (69)
Gain (loss) on sale of fixed assets	**(12)**	(96)	(24)
Bank charges and other	**(1,505)**	(1,234)	852
	$ (1,533)	$ (1,342)	$ 759

8. Financial Instruments:

Enesco operates globally with various manufacturing and distribution facilities and product sourcing locations around the world. Enesco may reduce its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. Enesco currently does not use derivative financial instruments for trading or speculative purposes. Enesco regularly monitors foreign currency exposures and ensures that the hedge contract amounts do not exceed the amounts of the underlying exposures.

Enesco's current hedging activity is limited to foreign currency purchases and intercompany foreign currency transactions. The purpose of Enesco's foreign currency hedging activities is to protect Enesco from the risk that the eventual settlement of foreign currency transactions will be adversely affected by changes in exchange rates. Enesco hedges these exposures by entering into various short-term foreign exchange forward contracts. Under FAS 133, the instruments are carried at fair value in the balance sheet as a component of other current assets or other current liabilities. Changes in the fair value of foreign exchange forward contracts that meet the applicable hedging criteria of FAS 133 are recorded as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. Changes in the fair value of foreign exchange forward contracts that do not meet the applicable hedging criteria of FAS 133 are recorded currently in income as cost of sales or foreign exchange gain or loss, as applicable. Hedging activities did not have a material impact on results of operations or financial condition during 2002.

To manage foreign currency risk, as of December 31, 2002, Enesco entered into a forward exchange agreement with a notional value of $8.0 million to mature within two days. This contract was a sale of U.S. dollars and a purchase of British pounds sterling at an average exchange rate of 1.60. The fair value of this contract is not significant. As of December 31, 2002, Enesco had no interest bearing debt outstanding.

9. Commitments and Contingencies:

Enesco incurred rental expense under operating leases of $3.8 million in 2002, $4.5 million in 2001 and $5.0 million in 2000.

The minimum rental commitments under noncancelable operating leases as of December 31, 2002, are as follows (in thousands):

Period	Aggregate Amount
2003	$ 3,400
2004	2,600
2005	1,700
2006	1,300
2007	700
Later years	500
Total minimum future rentals	$ 10,200

Enesco has entered into various licensing agreements requiring royalty payments ranging from 1.5% to 18% of specified product sales. Royalty expenses, which are charged to cost of sales under these licensing agreements, totaled $21.3 million in 2002, $24.2 million in 2001 and $28.0 million in 2000. Pursuant to various licensing agreements, the future minimum guaranteed royalty payments are $15.4 million in 2003, $15.3 million in 2004, $15.1 million in 2005, $15.0 million in 2006 and $15.0 million in 2007. Under the terms of certain royalty agreements, royalty payments made may be subject to audit. Historically, audit adjustments have not been significant nor does Enesco expect future audit adjustments to be significant.

There are various legal proceedings pending against Enesco which have arisen during the normal course of business. Management believes the ultimate outcome of those legal proceedings will not have a material adverse impact on the financial position or results of operations of Enesco.

10. Corporate Headquarters Closing Reserve

In 1997, Enesco's Board of Directors decided to move its corporate headquarters from Massachusetts to Illinois. At that time, provisions were recorded to cover the costs relating to the closing of the Massachusetts site. At December 31, 2002, the corporate headquarters closing accrual totaled $500 thousand, a decrease of $700 thousand from December 31, 2001, relating to payments made in 2002. Due to the duration and timing of severance provisions and related benefits, the accrual will not be fully utilized until the first quarter of 2004. The accrual is expected to be utilized as follows: $400 thousand in 2003 and $100 thousand in 2004.

11. Workforce Reductions

On May 3, 2001, Enesco reduced its workforce in the United States by 120 positions, or approximately 14%. This workforce reduction affected clerical and professional employees and was expected to generate annual savings of approximately $8 million. One-time severance costs approximating $500 thousand were recorded in the second quarter of 2001. On August 29, 2001, Enesco reduced its workforce in the United States by an additional 45 positions generating an estimated $3.5 million of annual savings. In September 2001, Enesco closed a manufacturing plant in the U.K., also eliminating approximately 45 positions, generating savings of $700 thousand annually. The one-time costs associated with the third quarter U.S. and U.K. workforce reductions totaled $360 thousand. In the fourth quarter of 2001, Enesco recorded $70 thousand of severance costs related to U.S. workforce reductions.

In 2002, Enesco further reduced its workforce in the United States and the United Kingdom. The 2002 workforce reductions impacted approximately 76 employees and are expected to generate annual savings of approximately $2.7 million. Severance costs of approximately $346 thousand were recorded in 2002. As of December 31, 2002, $154 thousand remains to be paid to former employees relating to the 2002 workforce reductions.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Enesco Group, Inc.:

We have audited the accompanying consolidated balance sheet of Enesco Group, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, retained earnings, comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying 2001 and 2000 consolidated financial statements of Enesco Group, Inc. and subsidiaries were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the revision described in Note 1 to the consolidated financial statements, in their report dated February 20, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enesco Group, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the 2001 and 2000 consolidated financial statements of Enesco Group, Inc. and subsidiaries were audited by other auditors who have ceased operations. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 and 2000 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 18, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Enesco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Enesco Group, Inc., (a Massachusetts corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, retained earnings, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enesco Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
February 20, 2002

This report is a copy of a report previously issued by Arthur Andersen LLP. Arthur Andersen LLP has not reissued the report. The prior-period financial statements covered by the report have been revised to include the transitional disclosures required by FAS 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002.

STOCK MARKET, DIVIDEND AND SHAREHOLDER INFORMATION

2002				2001			
		Market Price				Market Price	
Quarter	**Dividend**	**High**	**Low**	Quarter	Dividend	High	Low
First	**$ –**	**$ 7.00**	**$ 5.50**	First	$ –	$ 6.85	$ 4.63
Second	**–**	**9.10**	**6.50**	Second	–	7.24	5.12
Third	**–**	**9.21**	**6.25**	Third	–	7.26	3.96
Fourth	**–**	**7.85**	**5.45**	Fourth	–	7.31	3.30

Enesco Group, Inc.'s Common Stock is traded on the New York Stock Exchange and Pacific Exchange (symbol: ENC). The table shows, for the indicated periods, the high and low price range. As of December 31, 2002, there were 2,547 record holders of the Common Stock.

QUARTERLY RESULTS (UNAUDITED):

ENESCO GROUP, INC.

The following tables set forth information with respect to the consolidated quarterly results of operations for 2002 and 2001. The amounts are unaudited, but in the opinion of management include all adjustments necessary to present fairly the results of operations for the periods indicated.

In the fourth quarter of 2002, Enesco recognized a $12.9 million tax benefit primarily for prior year tax accruals that were no longer required.

In the fourth quarter of 2001, Enesco recognized a $9.4 million tax benefit primarily for prior year tax accruals that were no longer required. Also in the fourth quarter of 2001, Enesco recorded an $8.7 million pretax charge to write down inventory to its net realizable value following a product rationalization program.

(In thousands, except per share amounts)	**For the Three Months Ended**			
	March 31, 2002	**June 30, 2002**	**Sept. 30, 2002**	**Dec. 31, 2002**
Net revenues	$ 54,877	$ 66,489	$ 69,043	$ 63,379
Cost of sales	30,691	40,006	40,412	35,587
Gross profit	24,186	26,483	28,631	27,792
Selling, distribution, general and administrative expenses	26,398	22,808	21,896	22,220
Operating profit (loss)	$ (2,212)	$ 3,675	$ 6,735	$ 5,572
Net income (loss)	$ (30,438)	$ 1,797	$ 4,401	$ 15,882
Earnings (loss) per common share:				
Basic	$ (2.20)	$ 0.13	$ 0.32	$ 1.14
Diluted	$ (2.20)	$ 0.13	$ 0.31	$ 1.12

	For the Three Months Ended			
	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
Net revenues	$ 62,236	$ 67,152	$ 77,177	$ 60,542
Cost of sales	34,202	35,166	45,436	46,085
Gross profit	28,034	31,986	31,741	14,457
Selling, distribution, general and administrative expenses	33,569	33,863	23,843	22,541
Amortization of goodwill	489	487	487	487
Operating profit (loss)	$ (6,024)	$ (2,364)	$ 7,411	$ (8,571)
Net income (loss)	$ (3,440)	$ (2,695)	$ 4,370	$ 2,876
Earnings (loss) per common share:				
Basic and diluted	$ (0.25)	$ (0.20)	$ 0.32	$ 0.21

The sum of basic and diluted earnings (loss) per share for 2002 quarters does not equal the full year amount due to rounding and the impact of changes in average shares outstanding.

FINANCIAL HIGHLIGHTS LAST FIVE YEARS

ENESCO GROUP, INC.
The financial data set forth below should be read in connection with the financial statements, accompanying notes and Management's Discussion and Analysis on the preceding pages.

(In thousands, except per share amounts)	**2002**	2001	2000	1999	1998
Net revenues[1]	**$ 253,788**	$ 267,108	$ 323,800	$ 390,069	$ 456,828
Cost of sales[2]	**146,696**	160,889	184,897	224,750	249,625
Gross profit	**107,092**	106,219	138,983	165,319	207,203
Selling, distribution, general and administrative expenses	**93,322**	113,817	129,816	141,668	158,095
Amortization of goodwill and other intangibles[3]	–	1,950	2,658	2,224	49,195
Operating profit (loss)	**13,770**	(9,548)	6,429	21,427	(87)
Interest expense	**(747)**	(1,523)	(3,196)	(2,994)	(3,575)
Interest income	**286**	371	1,161	579	795
Other income (expense), net	**(1,533)**	(1,342)	759	273	(428)
Income (loss) before income taxes and cumulative effect of a change in accounting principle	**11,776**	(12,042)	5,153	19,285	(3,295)
Income taxes[4]	**(8,897)**	(13,153)	(9,939)	(7,591)	19,148
Income before cumulative effect of a change in accounting principle	**20,673**	1,111	15,092	26,876	(22,443)
Cumulative effect of a change in accounting principle, net of income taxes	**(29,031)**	–	–	–	–
Net income (loss)	**$ (8,358)**	$ 1,111	$ 15,092	$ 26,876	($ 22,443)
Earnings (loss) per common share:					
Basic: Income before cumulative effect of a change in accounting principle	**$ 1.49**	$ 0.08	$ 1.11	$ 1.88	$ (1.38)
Cumulative effect of a change in accounting principle, net of tax	**(2.09)**	–	–	–	–
Net income (loss)	**(0.60)**	0.08	1.11	1.88	(1.38)
Diluted: Income before cumulative effect of a change in accounting principle	**$ 1.47**	$ 0.08	$ 1.11	$ 1.87	$ (1.38)
Cumulative effect of a change in accounting principle, net of tax	**(2.09)**	–	–	–	–
Net income (loss)	**(0.60)**	0.08	1.11	1.87	$ (1.38)
Average shares of common stock – basic	**13,854**	13,708	13,562	14,329	16,208
Average shares of common stock – diluted	**14,110**	13,836	13,636	14,371	16,258
Shares of common stock outstanding at year end	**13,909**	13,769	13,612	13,476	15,852
Market value per common share at year end	**$ 7.08**	$ 6.30	$ 4.69	$ 11.06	$ 23.25
Cash dividends declared	**$ –**	$ –	$ 3,782	$ 15,906	$ 18,028
Dividends declared per common share	**$ –**	$ –	$ 0.28	$ 1.12	$ 1.12
Capital expenditures	**$ 4,284**	$ 2,729	$ 4,794	$ 5,058	$ 4,520
Depreciation	**$ 5,014**	$ 5,071	$ 5,948	$ 5,285	$ 5,649
Working capital	**$ 76,099**	$ 54,389	$ 58,931	$ 42,434	$ 74,856
Total assets	**$ 179,785**	$ 219,551	$ 231,479	$ 277,367	$ 319,949
Total long-term liabilities	**$ 3,795**	$ 8,938	$ 11,562	$ 34,237	$ 38,537
Shareholders' equity	**$ 121,913**	$ 126,377	$ 125,693	$ 114,432	$ 150,581
Book value per common share	**$ 8.76**	$ 9.18	$ 9.23	$ 8.49	$ 9.50
Return on average shareholders' equity	**(7%)**	1%	13%	20%	(12%)

(1) Revenue figures include shipping and handling costs billed to customers and are reduced by co-op advertising allowances.
(2) Cost of sales includes non-cash charges of $8.7 million in 2001, $2.9 million in 2000 and $9.6 million in 1999.
(3) Amortization of goodwill includes a $46 million goodwill write-down in 1998.
(4) The provision for income taxes includes a $12.9 million benefit in 2002, a $9.4 million benefit in 2001, a $12 million benefit in 2000, and a $15 million benefit in 1999 related primarily to reversals of prior year tax accruals.

CORPORATE DATA

ENESCO GROUP, INC.

CORPORATE HEADQUARTERS

Enesco Group, Inc.
225 Windsor Drive
Itasca, Illinois 60143
Telephone: 1-630-875-5300
Fax: 1-630-875-5350
Web address: **www.enesco.com**

ANNUAL MEETING

The 2003 Annual Meeting of Shareholders will be held at the Enesco showroom theater, One Enesco Plaza, Elk Grove Village, Illinois on Thursday, April 24, 2003, at 9:30 a.m.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
Call toll-free nationwide 1-800-288-9541 or on the Internet at **www.melloninvestor.com**

Telecommunications devices for the hearing impaired (TDD) are available nationwide at 1-800-231-5469.

STOCK EXCHANGE

Enesco Group, Inc. stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol ENC.

AUDITORS

KPMG LLP
Chicago, Illinois

SHAREHOLDER INQUIRIES

If you have questions concerning your account as a shareholder, such as name or address changes, how to enroll in the Dividend Reinvestment Plan or Direct Deposit Service; inquiries regarding dividend checks, stock certificates and Dividend Reinvestment Plan statements or if you need tax information regarding your account, please contact the Transfer Agent.

SEC FORM 10-K

Shareholders may obtain, free of charge, a copy of Form 10-K by making a written request to Corporate Headquarters, Attention: Investor Relations. All reports filed with the SEC are also available, free of charge, on the Investor Relations section on Enesco's web site at **www.enesco.com**.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Shareholders may elect to automatically reinvest any dividends and invest additional cash in Enesco Group, Inc. common stock. Purchase fees and commissions are paid by Enesco Group, Inc. when shares are acquired through this program. A brochure describing the plan, including an enrollment form, is available by calling the Transfer Agent at 1-800-288-9541 or by writing Corporate Headquarters, Attention Investor Relations.

INVESTOR RELATIONS

Enesco Group, Inc.'s shareholders of record receive an Annual Report and proxy material. If you have any questions or require additional information, write to: Investor Relations, Enesco Group, Inc., 225 Windsor Drive, Itasca, Illinois, 60143, call Investor Relations at 1-630-875-5856 or visit the Investor Relations section at **www.enesco.com**.

TRADEMARKS

Italicized words identifying products in this report are trademarks or service marks of Enesco Group, Inc., its subsidiaries, affiliates or licensors.

UNITED STATES LOCATIONS

Enesco Group, Inc.
Itasca, Illinois

Enesco Showrooms:
Atlanta, Georgia
Columbus, Ohio
Dallas, Texas
Elk Grove Village, Illinois
Los Angeles, California
Minneapolis, Minnesota
New York, New York
Seattle, Washington

INTERNATIONAL SUBSIDIARIES

Enesco Limited
Carlisle, Cumbria, England

Divisions and Affiliates:
Lilliput Lane
Border Fine Arts
Enesco France, S.A.
Enesco Import GmbH

Enesco International (H.K.) Limited
Hong Kong, S.A.R.

N.C. Cameron & Sons Limited
Mississauga, Ontario, Canada

BOARD OF DIRECTORS

Anne-Lee Verville
Chairman of the Board
Retired General Manager, Worldwide Education Industry of International Business Machines Corporation
(Advanced Information Technologies)

John F. Cauley
Retired President
Friendly Ice Cream Corporation
(Restaurants and Food Products)

Daniel DalleMolle
President and Chief Executive Officer
Enesco Group, Inc.

George R. Ditomassi
Chief Executive Officer
Summit American Television
(Media)

Eugene Freedman
Founding Chairman
Enesco Group, Inc.

Judith R. Haberkorn
Retired President – Consumer Sales and Service
Bell Atlantic Corporation
(Telecommunications Services)

Donald L. Krause
Retired Senior Vice President and Controller
Newell Rubbermaid, Inc.
(Consumer Products)

Donna Brooks-Lucas
President and Chief Executive Officer
DBL Multi-Media Group
(Communications Consulting)

Homer G. Perkins*
Retired Chairman of the Board
Enesco Group, Inc.

Thane A. Pressman
Chief Executive Officer
Carvel Corporation
(Consumer Food Products)



Front row: D. Brooks-Lucas, E. Freedman, J. Cauley, J. Haberkorn
Back row: H. Perkins, T. Pressman, A. Verville, D. DalleMolle, D. Krause, G. Ditomassi

** The Board of Directors extends their appreciation to Homer G. Perkins for his service, dedication and loyalty to the Company. Perkins retired from the Board in March 2002.*

OFFICERS

Daniel DalleMolle
President and Chief Executive Officer

Thomas F. Bradley
Chief Financial Officer

M. Frances Durden
Vice President, Secretary, Clerk and General Counsel

Eugene Freedman
Founding Chairman

Josette V. Goldberg
Senior Vice President, Human Resources and Administration

Jeffrey W. Lemajeur
Treasurer and Vice President, Finance, Strategic Planning, Mergers, Acquisitions

Charles E. Sanders
Assistant Treasurer

Jeffrey S. Smith
Senior Vice President

ENESCO GROUP, INC.

ENESCO GROUP, INC.

International Headquarters
225 Windsor Drive
Itasca, Illinois 60143-1225

www.enesco.com